Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

March 26, 2020

VIA EDGAR TRANSMISSION

Ms. Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”)
File Nos.: 333-172080 and 811-22525
Tortoise Global Water ESG Fund (S000056225)
Tortoise Digital Payments Infrastructure Fund (S000064222)
Tortoise North American Pipeline Fund (S000056247)

Dear Ms. White:

The purpose of this letter is to respond to the comments you provided on February 14, 2020, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 458 to its Registration Statement on Form N-1A (the “Registration Statement”), filed for the purpose of adding Vident Investment Advisory, LLC (“Vident”) as an investment sub-adviser to the Tortoise Global Water ESG Fund (the “Water Fund”), Tortoise Digital Payments Infrastructure Fund (the “Digital Payments Fund”) and the Tortoise North American Pipeline Fund (the “Pipeline Fund”).

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

The Trust’s responses to your comments are as follows:

Prospectus

1.
The principal investment strategies for the Digital Payments Fund and the Pipeline Fund provide that each Fund may invest in derivatives. If the Digital Payments Fund will use derivatives to satisfy its policy to normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in Digital Payments Companies or the Pipeline Fund will use derivatives to satisfy its policy to normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in North American Pipeline Companies, please supplementally describe how such instruments will be valued for that purpose.

The Trust responds supplementally that neither Fund will use derivative instruments for purposes of satisfying its 80% policy.

2.	Each Fund is defined as the “Fund” in its respective summary section. Please consider using defined terms that distinguish one Fund from another.

The Trust responds that the Water Fund investment objective will be revised as follows: “The Tortoise Global Water ESG Fund (the “Water Fund” or the “Fund”) seeks investment results that correspond (before fees and expenses) generally to the price and distribution rate (total return) performance of the Tortoise Global Water ESG Net Total Return IndexSM (the “Underlying Index” or the “Water Index”).

The Pipeline Fund investment objective will be revised as follows: “The Tortoise North American Pipeline Fund (the “Pipeline Fund” or the “Fund”) seeks investment results that correspond (before fees and expenses) generally to the price and distribution rate (total return) performance of the Tortoise North American Pipeline IndexSM (the “Underlying Index” or the “Pipeline Index”).

In addition, the Digital Payments Fund investment objective will be revised as follows: “The Tortoise Digital Payments Infrastructure Fund (the “Digital Payments Fund” or the “Fund”) seeks investment results that correspond (before fees and expenses) generally to the price and distribution rate (total return) performance of the Tortoise Global Digital Payments Infrastructure IndexSM (the “Underlying Index” or the “Digital Payments Index”).

3.
The Water Fund principal investment strategy includes disclosure that ESG scores will be provided by Sustainalytics and that inclusion in the Water Index requires a minimum ESG score of 48 for inclusion in the Water Index and a minimum score of 40 to remain in the Water Index. Please add disclosure to the Fund’s principal investment strategy to identify the criteria that will be used by Sustainalytics in determining ESG scores.

The Trust responds by revising the fourth paragraph under “Principal Investment Strategies as follows:

Lastly, eligible constituents must have a minimum Environmental, Social and Governance (“ESG”) Rating ~~score~~ as determined by the index committee that governs the Underlying Index (the “Tortoise Index Committee”).  The Fund will invest at least 80% of its net assets, plus the amount of any borrowing for investment purposes, in companies that have the minimum ESG Rating ~~score~~ required by the Underlying Index methodology. ESG Ratings ~~scores~~ are provided by Sustainalytics, a leading ~~with which the Adviser has a contractual relationship. Sustainalytics is an independent~~ global provider of ESG and corporate governance research. The Sustainalytics ESG Ratings measure the degree to which a company performs its business in accordance with specified ESG factors.  The ESG Rating is designed to identify and understand the most material ESG factors, such as carbon emissions, effluents, and waste, land use and biodiversity, human rights, occupational health & safety, bribery & corruption and business ethics.  Each company’s overall score ranges from 0 to 100, with 0 being the lowest score and 100 the highest.    Companies are evaluated relative to their industry peers and are rated with respect to their environmental, social and governance practices. Companies are assessed continuously by Sustainalytics based on annual corporate filings and disclosures and other sources. To be considered relevant in the ESG Ratings, an issue must have a potentially substantial impact on the economic value of a company and, hence, its financial risk- and return profile from an investment perspective.

The Underlying Index methodology currently requires a minimum ESG Rating ~~score~~ of 48 for inclusion in the Underlying Index and a minimum ~~score~~ ESG Rating of 40 to remain in the Underlying Index. Companies that meet all other criteria but have not been rated by Sustainalytics may be included, but will be limited to 20% of the overall market capitalization of the Underlying Index.

4.
The Staff notes that the Water Fund’s “Liquidity Risk” includes the following disclosure: “The Fund may be exposed to liquidity risk when trading volume, lack of a market maker, or legal restrictions impair the Fund’s ability to sell particular securities or close derivative positions at an advantageous price or in a timely manner.” If the Water Fund intends to invest in derivatives as a principal investment strategy, please add the appropriate principal strategy and principal risk disclosure.

The Trust responds that the Water Fund does not intend to invest in derivatives as a principal investment strategy. Accordingly, the “Liquidity Risk” will be revised as follows: “The Fund may be exposed to liquidity risk when trading volume, lack of a market maker, or legal restrictions impair the Fund’s ability to sell particular securities ~~or close derivative positions~~ at an advantageous price or in a timely manner.”

5.
The Staff notes that both the Water Fund and Pipeline Fund include the following disclosure under “Principal Investment Strategies” in the summary section of the prospectus: “The Fund has elected to be, and intends to qualify each year for treatment as a regulated investment company (“RIC”) under subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).” Please relocate that disclosure to another part of the Prospectus as it is not an investment strategy.

The Trust responds by removing the noted disclosure from each Fund’s principal investment strategies and only including that disclosure, as previously located, under “Dividends, Distributions and Taxes” on page 52 of the Prospectus.

6.
The Staff notes that each Fund has the following disclosure under “Principal Investment Strategies” that “The Fund, the Trust and the Adviser intend to apply to the U.S. Securities and Exchange Commission (the “SEC”) for an exemptive order that will permit the Adviser, subject to approval of the Board of Trustees (the “Board”) of Managed Portfolio Series (the “Trust”), to enter into new or modified sub-advisory agreements with existing or new sub-advisers for the Fund without obtaining the approval of Fund shareholders.” The Staff notes that the Trust obtained such exemptive relief in 2016.

The Trust responds that it intends to apply for additional exemptive relief because the manager of managers exemptive relief obtained in August 2016 (File No. 812-14585) applies only to series of the Trust advised by Port Street Investments, LLC, or any person controlling, controlled by, or under common control with Port Street Investments, LLC or its successor.

7.
The Staff notes that the principal investment strategies for the Digital Payments Fund includes the following disclosure: “ The Fund may invest up to 20% of its assets in certain index futures, options, options on index futures, swap contracts or other derivatives related to the Underlying Index and its components, cash and cash equivalents, other investment companies, as well as in securities and other instruments not included in the Underlying Index but which the Adviser believes will help the Fund track the Underlying Index.” Please consider whether the reference to the “Adviser” in the preceding sentence should instead reference the proposed sub-adviser for the Digital Payments Fund.

The Trust responds by revising the noted disclosure as follows:

“The Fund may invest up to 20% of its assets in certain index futures, options, options on index futures, swap contracts or other derivatives related to the Underlying Index and its components, cash and cash equivalents, other investment companies, as well as in securities and other instruments not included in the Underlying Index but which ~~the Adviser~~ Vident Investment Advisory, LLC (“VIA” or the “Sub-Adviser”) believes will help the Fund track the Underlying Index..”

8.
The Staff notes that the “Capital Markets Risk” for the Funds includes the following disclosure: “In June 2016, the United Kingdom (UK) approved a referendum to leave the European Union (known as “Brexit”).  Although its long-term effects remain uncertain, Brexit’s impact on the UK, European economies and the broader global economy could be significant and result in increased volatility, illiquidity and potentially lower economic growth in markets in the UK, Europe and globally.  In the immediate aftermath, S&P downgraded the UK’s credit rating from “AAA” to “AA” with a “negative outlook,” and also downgraded the EU’s credit rating from “AA+” to “AA,” with other credit ratings agencies making similar ratings changes.  The impact of these actions, especially if they occur in a disorderly fashion, is not clear but could be significant and far-reaching.” Please update the disclosure related to Brexit given recent developments.

The Trust responds by replacing the noted disclosure with the following:

“In January 2020, voters in the United Kingdom (the “UK”) withdrew from the EU (known as “Brexit”). As a result of Brexit, the financial markets experienced high levels of volatility and there is considerable uncertainty as to the arrangements that will apply to the UK’s relationship with the EU and other countries going forward. This prolonged uncertainty may affect other countries in the EU and elsewhere. The exit by the UK or other member states will likely result in increased uncertainty, volatility, illiquidity and potentially lower economic growth in the affected markets.”

Part C

9.
Please confirm that the investment sub-advisory agreement among the Trust, the Adviser and Vident (the “Sub-Advisory Agreement”) will be filed as an exhibit to the Funds’ filing pursuant to Rule 485(b).

The Trust confirms that the Sub-Advisory Agreement will be filed as an exhibit to the Funds’ 485(b) filing.

We trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact me at (414) 765-6611.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Thomas A. Bausch
Thomas A. Bausch
Secretary

cc: Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP.